

# Entity Profile Information

Viewed on May 30, 2025

NFA ID 0187177 CITIBANK N A

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | **ALSO SEE NFA ID 0230824** | |
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 05/07/2013 |

## Status History Information

| Status | Effective Date |
|---|---|
| **ALSO SEE NFA ID 0230824** | |
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 05/07/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/18/2012 |
| SWAP DEALER PENDING | 12/18/2012 |
| COMMODITY POOL OPERATOR WITHDRAWN | 11/30/1988 |
| NFA MEMBER WITHDRAWN | 11/30/1988 |
| COMMODITY POOL OPERATOR REGISTERED | 09/12/1986 |
| NFA MEMBER APPROVED | 09/12/1986 |
| NFA MEMBER PENDING | 08/15/1986 |
| COMMODITY POOL OPERATOR PENDING | 01/08/1986 |

## Outstanding Requirements

Annual Due Date: 6/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2026

ANNUAL REGISTRATION UPDATE REQUIRED

MEMBER QUESTIONNAIRE REQUIRED

## Disciplined Employee Summary



## Business Information

| | |
|---|---|
| Name | **CITIBANK N A** |
| Form of Organization | **US FEDERALLY CHARTERED BANK** |
| | |
| Federal EIN | **135266470** |

### Business Address

| | |
|---|---|
| Street Address 1 | **388 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10013** |
| Country | **UNITED STATES** |
| | |
| Phone Number | **212-816-6000** |
| Fax Number | **Not provided** |
| | |
| Email | **Not provided** |
| | |
| Website/URL | **Not provided** |
| | |
| CRD/IARD ID | **Not provided** |



## Other Names

**CITIBANK, N A -NAME CHANGE**

**DBA**      NOT IN USE

**COMMINGLED ASSETSHIFT**

**DBA**      NOT IN USE

**COMMINGLED BONDSHIFT**

**DBA**      NOT IN USE

**COMMINGLED ENHANCED CASH**

**DBA**      NOT IN USE

**COMMINGLED ENHANCED INDEX 500**

**DBA**      NOT IN USE

**COMMINGLED EQUITY SWEEP**

**DBA**      NOT IN USE

**COMMINGLED FIXED INCOME SWEEP**

**DBA**      NOT IN USE

**COMMINGLED STOCKSHIFT**

**DBA**      NOT IN USE

**COMMNINGLED INDEX 500**

**DBA**      NOT IN USE

**FIDUCIARY FUTURES MANAGEMENT DEPT OF**

**DBA**      NOT IN USE

**SHORT TERM INVESTMENT FUND**

**DBA**      NOT IN USE



## Location of Business Records

Viewed on May 30, 2025

NFA ID 0187177 CITIBANK N A

| | |
|---|---|
| Street Address 1 | **388 GREENWICH STREET** |
| City | **NEW YORK** |
| State | **NEW YORK** |
| Zip/Postal Code | **10013** |
| Country | **UNITED STATES** |



# Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | **0454870** |
| Name | **CALLAN, ROSS JAMES** |
| TItle(s) | **CHIEF OPERATING OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-04-2019** |

| | |
|---|---|
| NFA ID | **0569591** |
| Name | **COLE, TITILOPE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-05-2025** |

| | |
|---|---|
| NFA ID | **0273113** |
| Name | **COSTELLO, ELLEN MARIE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-26-2024** |

| | |
|---|---|
| NFA ID | **0535623** |
| Name | **DAILEY, GRACE ELAINE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-07-2021** |

| | |
|---|---|
| NFA ID | **0566925** |
| Name | **DEANGELIS, MARK LOUIS** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-23-2024** |

| | |
|---|---|
| NFA ID | **0535627** |
| Name | **FRASER, JANE NIND** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-11-2021** |

| | |
|---|---|
| NFA ID | **0548064** |
| Name | **FROIO, ANTHONY** |
| TItle(s) | **NO LISTED TITLE** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-16-2022** |

| | |
|---|---|
| NFA ID | **0538012** |
| Name | **GARG, SUNIL** |
| TItle(s) | **DIRECTOR**<br>**CHIEF EXECUTIVE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-17-2021** |

| | |
|---|---|
| NFA ID | **0301812** |
| Name | **HENNES, DUNCAN P** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-28-2014** |

| | |
|---|---|
| NFA ID | **0571121** |
| Name | **KAMIS, CENK** |
| TItle(s) | **CHIEF FINANCIAL OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-19-2025** |

| | |
|---|---|
| NFA ID | **0515303** |
| Name | **KANE, NICOLA** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |

| | |
|---|---|
| Status | **APPROVED** |
| Effective Date | **10-23-2024** |

| | |
|---|---|
| NFA ID | **0551814** |
| Name | **KOZIARA SWIATKOWSKI, EUGENIA** |
| TItle(s) | **NO LISTED TITLE** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-31-2022** |

| | |
|---|---|
| NFA ID | **0566445** |
| Name | **LOFTHOUSE, JONATHAN RICHARD** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-28-2024** |

| | |
|---|---|
| NFA ID | **0522954** |
| Name | **MORTON, ANDREW JOHN** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-27-2019** |

| | |
|---|---|
| NFA ID | **0496707** |
| Name | **PINNIGER, ROBERT KEITH** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-02-2016** |

| | |
|---|---|
| NFA ID | **0566652** |
| Name | **RAYSON, PAUL ANDREW** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-17-2024** |

| | |
|---|---|
| NFA ID | **0551966** |
| Name | **SHARMA, VANDANA** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |

| | |
|---|---|
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-19-2022** |

| | |
|---|---|
| NFA ID | **0461775** |
| Name | **TAYLOR, DIANA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-21-2020** |

| | |
|---|---|
| NFA ID | **0465452** |
| Name | **TURLEY, JAMES STANTON** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **08-23-2013** |

**Holding Company Information**

| | |
|---|---|
| NFA ID | **0455446** |
| Full Name | **CITICORP LLC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **12-26-2012** |

| | |
|---|---|
| NFA ID | **0388448** |
| Full Name | **CITIGROUP INC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **02-27-2014** |



## Non-U.S. Regulator Information

Viewed on May 30, 2025

NFA ID 0187177 CITIBANK N A

### List of Non-U.S. Regulator(s) During The Past 5 Years

**Country**          **Regulator Name**

No Information Available



## Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:**

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

**THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A


Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

**No**

Question B


Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

**No**

Question C


Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

**No**



## Disciplinary Information - Regulatory Disclosures

Viewed on May 30, 2025

NFA ID 0187177 CITIBANK N A

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

**No**

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

**Yes**

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

**No**

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

**Yes**

Question H


Are any of the orders or other agreements described in Question G currently in effect against the firm?

**Yes**

Question I


Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

**Yes**



# Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).


Question J


Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

**Yes**



## Registration Contact Information

| | |
|---|---|
| First Name | **ASMA** |
| Last Name | **MARINACCIO** |
| Street Address 1 | **540 CROSSPOINT PARKWAY** |
| City | **GETZVILLE** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **14068** |
| Country | **UNITED STATES** |
| Phone | **716-730-6097** |
| Email | **ASMA.MARINACCIO@CITI.COM** |



## Enforcement/Compliance Communication Contact Information

Viewed on May 30, 2025

NFA ID 0187177 CITIBANK N A

| | |
|---|---|
| First Name | **MARK** |
| Last Name | **DEANGELIS** |
| Title | **DIRECTOR** |
| Street Address 1 | **388 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10013** |
| Country | **UNITED STATES** |
| Phone | **212-723-2321** |
| Email | **MARK.DEANGELIS@CITI.COM** |



## Membership Information

Viewed on May 30, 2025

NFA ID 0187177 CITIBANK N A

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

### U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

**THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM**
**THE FEDERAL DEPOSIT INSURANCE CORPORATION**
**THE OFFICE OF THE COMPTROLLER OF THE CURRENCY**
**THE SECURITIES AND EXCHANGE COMMISSION**



# Membership Contact Information

**Membership Contact**

| | |
|---|---|
| First Name | **ASMA** |
| Last Name | **MARINACCIO** |
| Street Address 1 | **540 CROSSPOINT PARKWAY** |
| City | **GETZVILLE** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **14068** |
| Country | **UNITED STATES** |
| Phone | **716-730-6097** |
| Email | **ASMA.MARINACCIO@CITI.COM** |

**Accounting Contact**

| | |
|---|---|
| First Name | **BRIAN** |
| Last Name | **CONNORS** |
| Title | **VICE PRESIDENT** |
| Street Address 1 | **540 CROSSPOINT PARKWAY** |
| City | **GETZVILLE** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **14068** |
| Country | **UNITED STATES** |
| Phone | **716-730-8052** |
| Email | **BRIAN.CONNORS@CITI.COM** |

**Arbitration Contact**

| | |
|---|---|
| First Name | **MARY** |
| Last Name | **REISERT** |
| Street Address 1 | **388 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10013** |
| Country | **UNITED STATES** |
| Phone | **212-816-0092** |
| Email | **MARY.REISERT@CITI.COM** |

**Compliance Contact**

| | |
|---|---|
| First Name | **MARK** |
| Last Name | **DEANGELIS** |
| Street Address 1 | **388 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10013** |
| Country | **UNITED STATES** |
| Phone | **212-723-2321** |
| Email | **MARK.DEANGELIS@CITI.COM** |

**Chief Compliance Officer Contact**

| | |
|---|---|
| First Name | **MARK** |
| Last Name | **DEANGELIS** |
| Street Address 1 | **388 GREENWICH STREET** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10013** |
| Country | **UNITED STATES** |
| Phone | **212-723-2321** |
| Email | **MARK.DEANGELIS@CITI.COM** |